UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: March 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 29, 2010, entitled “CNOOC Ltd. Announces the Startup of Two Fields”.

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd. Announces the Startup of Two Fields

(Hong Kong, March 29, 2010) - CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) is pleased to announce today that two of its independent oil fields, WeiZhou11-1 east (WZ11-1E) in the Western South China Sea and BoZhong (BZ) 3-2 in the Bohai Bay, have commenced production successfully recently.

WZ11-1E oil field is located in the BeiBu Gulf Basin in a water depth of about 40 meters. The development and production operation of this field will mainly rely on the facilities of the adjacent field WZ 11-1. WZ 11-1E, with 3 wells on line currently, is expected to hit its peak production of more than 3,000 barrels per day within the year.

BZ 3-2, with an averaged water depth of 25 meters, is located in the central part of Bohai Bay and about 20 kilometers southeast of producing field Qinhuangdao 32-6. A self-elevating producing platform is utilized for the development of the field to reduce cost. BZ 3-2 is producing via 7 wells now and is projected to peak its daily production at 4,800 barrels within 2010.

Mr. Chen Bi, Executive Vice President of the Company, said, “We have accumulated a set of effective technologies for marginal fields based on rolling development and regional development during our offshore operations. The application of these technologies has contributed greatly to the successful development of WZ 11-1E and BZ 3-2. ”

WZ 11-1E and BZ 3-2 are all independent oil fields. CNOOC Ltd holds 100% interest and acts as the operator in both fields.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the

United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com